Keegan Announces Further Strengthening of Technical Team as it Prepares

For Development of the Esaase Gold Project

Highlights:

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Appointment of three additional highly experienced personnel compliments the recently announced recruitment of accomplished CEO and COO and the skilled team already in place at Keegan.

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New personnel have many years of project development and operational management experience in Africa.

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Appointments further de-risk the project as the Company proceeds with completion of engineering studies and progresses towards construction and operations.

Vancouver, British Columbia, October 31, 2012: Keegan Resources Inc. (TSX and NYSE MKT: KGN - “Keegan” or the “Company”) is pleased to announce the recruitment of three additional technical staff members in preparation for the development of Keegan’s Esaase Gold Project in Ghana.

On October 15, 2012 Keegan announced the appointments of Peter Breese as President and Chief Executive Officer and Tony Devlin as Chief Operating Officer of the Company. Keegan also advised that along with these appointments would come a multidisciplinary technical team that, together with the already established Ghanaian team, has the expertise necessary to execute the various phases of the project.

Keegan is pleased to announce that Mr. Hugo Truter, Mr. Ed Munnik and Mr. Fausto Di Trapani will join the Company’s Project Development Team.

Hugo Truter will join the Company as General Manager – Projects. He has over 25 years project and operational management experience in Africa. He is the former Manager – Engineering for Mantra Resources in Tanzania and former Head of Engineering at Tati Nickel in Botswana. His previous work experience spans across base metals, gold, platinum and diamonds. Hugo was notably Project Manager for one of the world’s largest DMS plants constructed at Tati. Hugo also served in the capacity of Acting General Manager at Tati Nickel for a number of years.

Ed Munnik joins the Company as Manager – Metallurgy. He also has in excess of 25 years of project and operational management experience. He is the former Manager – Metallurgy for Mantra Resources in Tanzania and the former Metallurgical Executive for LionOre in Africa. Ed worked for the Anglovaal group for 22 years, a period that included a role as Project Director and later COO of Chambishi Metals in Zambia. He has worked in the gold, base metals and uranium industries.

Fausto Di Trapani takes up employment as Financial Controller for Africa. He is a Chartered Accountant with extensive financial reporting, structuring and project accounting experience in large, multinational mining groups. He is the former Financial Controller for Mantra Resources. Previously he was Senior Financial Manager for Norilsk Nickel International and Financial Manager at BHP Billiton Energy Coal division.

The project team will work closely with the established Ghanaian team led, by Managing Director, Dr. Ben Adoo.

Ben, a Camborne School of Mines trained mining engineer, has almost four decades of gold and bauxite mining experience in Ghana. He was former Managing Director, Ghana Bauxite Co. Ltd., a subsidiary of Alcan Inc., and former General Manager of Prestea, Tarkwa and Dunkwa Goldfields in Ghana. He is a past President and Honorary Member of Council of the Ghana Chamber of Mines. His proven expertise and demonstrated track record in Ghana will add tremendous knowledge to the Company as we progress through the various project execution stages.

Peter Breese, Keegan’s CEO said “These new recruitments are an integral part of the ongoing process of building the capability within Keegan to drive our transition from explorer to developer and ultimately producer. Their skills will greatly enhance the already established skills base within Keegan. Hugo, Ed and Fausto have extensive and proven project and operational management experience within the resources industry in Africa. Most importantly both Hugo and Ed have operated the plants that they have built which brings the attention to detail and accountability that we consider critical for successful mine development of the project”.

On behalf of the Board of Directors,

Peter Breese

President & Chief Executive Officer

About Keegan Resources Inc.

Keegan is a gold development company focussing on near term gold production at its high grade multi-million ounce Esaase gold project in Ghana. The Company offers investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. Keegan is focused on its wholly owned flagship Esaase gold project (3.83 million ounces of gold in the Measured and Indicated category with an average grade of 1.73 g/t Au and 1.25 million ounces of gold in the Inferred category at an average grade of 1.75 g/t Au, based on a 0.8 g/t Au cut-off) located in Ghana, West Africa; a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. The Company is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Keegan trades on the TSX and the NYSE MKT under the symbol KGN.

For more information about Keegan Resources, contact Investor Relations at 604-683-8193, Toll Free at 1-800-863-8655, or visit the website at www.keeganresources.com.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.